United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale pays semi-annual remuneration on its participating debentures Rio de Janeiro, March 23th, 2026 – Vale S.A. (“Vale”) informs that it will pay the semi-annual remuneration on its participating debentures (“debentures”) on March 31st, 2026, in the gross amount of R$ 2.341507529 per debenture, totaling R$ 700,458,853.731 to holders of debentures with a position registered in custody with B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and/or with Banco Bradesco S.A. (“Bradesco”), on the closing of March 30th, 2026. The financial settlement will be on April 1st, 2026, through B3 or Bradesco, according to the debentures’ custody agent. Withholding income tax will be charged on the amount paid to holders of the debentures, at the rate applicable to fixed income from financial investments. The tax rate will vary according to each investors individual situation, with exemption exclusively for those who can provide unequivocal, legal proof of their tax-exempt status. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 1 Considers, for the calculation, the number of 299,148,666 outstanding debentures remaining after the settlement, by the Company, of 89,410,390 participating debentures from its 6th issuance (“Debentures”), which adhered to the Optional acquisition offer carried out in 2025. For more information about the Optional acquisition offer, click here. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 23, 2026		Director of Investor Relations